Razor Resources, Inc.

12340 Seal Beach Blvd.

Ste B-190 Seal Beach, CA

90740

June 7, 2011

United States

Securities and Exchange Commission

Washington, D.C.20549

Attn :Ethan Horowitz

Accounting Branch Chief

Re:      Razor Resources, Inc.

Form 10-K/A for Fiscal Year Ended April 30, 2010

Filed April 7, 2011

Form 10-Q for Fiscal Quarter Ended January 31, 2010

Filed March 16, 2011

File No. 0-51973

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on April 27, 2011. Below are comments regarding the issues raised in the comment letter:

Form 10-K/A for Fiscal Year Ended April 30, 2010

Financial Statements

General

1.	The Company has and will adopt your comment to revise any and all future filings, including any amendments to the Form 10-K, that all references to accounting standards will refer to the FASB Accounting Standards Codification.

Exhibit 32 – Section 906 Certification

2.	The name in the first sentence of the certification now matches the name of the signer of the certification.

Form 10-Q for Fiscal Quarter Ended January 31, 2011

Exhibit 31 – Section 302 Certification

3.	I note your comment that the first sentence of the certification does not match the name of the signer, however, if you look at the amendment for form 10-Q for Fiscal Quarter Ended January 31, 2011 filed April 7, 2011 you will notice that Exhibit 31 has the correct names and signatures. We will identify the correct individual at the beginning of Section 302 certifications in future filings.

General

4.	Further to your comments, Razor Resources will confirm it is responsible for the adequacy and accuracy of the disclosure within this filing. Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling. The company may not assert staff comments as a defense in any proceeding initiated by the Comission or any person under the federal securities laws of the United States.

Engineering Comments

Form 10-K/A for Fiscal Year Ended April 30, 2010

Properties, page 10

5.	The geological report has not been filed with SEDAR for review and we have changed “National Instrument 43-101 report” to “geologic report”.

6.	We have modified our filing to include a statement that our properties do not have any proven and/or probable reserves prominently in our property description.

7.	Amended production estimates have been included.

Respectfully,

Gregory Rotelli

President, Secretary and Director

Razor Resources Inc.